gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

March 16,  2006

Mail Stop 3561

Larry Spirgel, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Technology Integration Group, Inc.

Registration Statement Form SB-2/A3

File No.: 333-130768

Dear Mr. Spirgel:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are either made in response to staff comments on the Second Amendment filing or represent an updating of material previously filed to reflect any developments in Technology Integration Group’s business.  The paragraph numbers below correspond to the numbered comments in your February 28, 2006 letter of comment.

Management’s Discussion and Analysis

Liquidity

1.

This section has been expanded as requested as has Note 3 to audited financial statements.  Pages 21-22 and F-8

Item 28. Undertakings

2.

Undertakings have been revised to conform with the new undertakings required by Item 512(g) of Regulation S-B. Page 47

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

GBW:hk

Enclosure

cc:

Technology Integration Group, Inc.

Most & Company, LLC